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(DYKEMA LOGO)                                        Dykema Gossett PLLC
                                                     10 South Wacker Drive
                                                     Suite 2300
                                                     Chicago, Illinois 60606

                                                     WWW.DYKEMA.COM

                                                     Tel: (312) 876-1700
                                                     Fax: (312) 627-2302

                                                     GREGORY M. WRIGHT
                                                     Direct Dial: (312) 627-2483
                                                     Email: GWRIGHT@DYKEMA.COM

July 2, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re: Keyco Bond Fund, Inc. Form N-CSR for the period ended September 30, 2007, filed December 7, 2007 and Form N-Q for the period ended December 31, 2007, filed January 30, 2008.

Ladies and Gentlemen:

On behalf of Keyco Bond Fund, Inc. (the "Company"), the information in this letter is being furnished in response to the verbal comments received by Ms. Carol Singer on behalf of the Company from the staff of the Securities and Exchange Commission via telephone on June 11, 2008.

FORM N-CSR FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Annual Report to Shareholders

1.   Voting Proxies

     In future filings, information regarding the voting of proxies should not be included in the President's letter. It should be reported separately. Refer to Item 24 of Form N-2 and Instruction 6(d) thereof.

     In future filings, the Company will provide the information as requested.

2.   Asset Allocation in Management Discussion of Fund Performance

     In future filings, the basis of presentation for the asset allocation should be reported. Refer to Item 24 of Form N-2 and Instruction 6(a) thereof.

           California | Illinois | Michigan | Texas | Washington D.C.

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(DYKEMA LOGO)

Securities and Exchange Commission
July 2, 2008
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     In future filings, the Company will provide the information as requested.
     The basis of presentation is "total investments."

3.   Notes to Financial Statements

     a. In future filings, the tax basis of dividends paid should be disclosed in notes to financial statements for current and previous fiscal years. Refer to Audit Guide for Investment Companies, chapter 7, paragraph 63(c)

          In future filings, the Company will consider this guidance when preparing the disclosures to be reported in its financial statements.

     b. In future filings, consideration should be given as to whether, in the Security Valuation footnote, the term "fair value" should be used to describe the valuations since the portfolio is valued independently by the Fund's custodian. Disclosures may also need to be changed due to Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," which will be become effective for the Fund on October 1, 2008.

          In future filings, the Company will consider these issues when preparing disclosures to be reported in its financial statements.

4.   Code of Ethics

     In future filings, if no changes to the Code of Ethics were adopted or if no waivers were granted under any provision of the Code of Ethics, state so affirmatively.

     In future filings, the Company will affirmatively state that no changes were made to the Code of Ethics and that no waivers were granted under any provision of the Code of Ethics when those statements are applicable.

5.   Principal Accountant Fees and Services

     Include all of the disclosures requested in the Form N-CSR instructions for
     Item 4, particularly (e)(2) through (h).

     In future filings, the Company will provide the information as requested.

     Following is the requested information for years ended September 30, 2006 and September 30, 2007:

           California | Illinois | Michigan | Texas | Washington D.C.

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(DYKEMA LOGO)

Securities and Exchange Commission
July 2, 2008
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     Item 4. Principal Accountant Fees and Services.

     Item 4(a)-(e)(1): Information is contained under the caption "Fees of Independent Public Accountant" in the registrant's Proxy Statement dated November 28, 2007 and is incorporated herein by reference.

     Item 4(e)(2): One hundred percent (100%) of the services described in Item 4(b)-(d) were approved by the Board of Directors.

     Item 4(f): No work was performed by persons other than the Company's principal accountant's full-time, permanent employees.

     Item 4(g): None.

     Item 4(h): None.

6.   Management

     In future annual filings, include management information. Refer to Item 24 of Form N-2 and Instruction 4(e) which refers to Item 18, paragraph 1 (which is paragraph 1 of point 2).

     In future annual filings, the Company will provide the information as requested.

FORM N-Q FOR THE PERIOD ENDED DECEMBER 31, 2007

1.   In future filings, identify the Company's portfolio as "unaudited."

     In future filings, the Company will identify the portfolio as "unaudited."

2. In future filings, in the Note to Investment Portfolio, state that the cost is "tax-basis" cost.

     In future filings, the Company will state in the Note to Investment Portfolio that the cost is "tax-basis" cost.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           California | Illinois | Michigan | Texas | Washington D.C.

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(DYKEMA LOGO)

Securities and Exchange Commission
July 2, 2008
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If you have any questions or remaining comments concerning the Company's response to the staff's comments, please contact me at (312) 627-2483.

Very truly yours,

DYKEMA GOSSETT PLLC


/s/ Gregory M. Wright

Gregory M. Wright

cc: Mr. Joel D. Tauber, President, Keyco Bond Fund, Inc.
    Board of Directors of Keyco Bond Fund, Inc.
    Carol Singer, Keyco Bond Fund, Inc.
    Ms. Christina DiAngelo, Office of Disclosure and Review, Division of
       Investment Management, Securities and Exchange Commission

           California | Illinois | Michigan | Texas | Washington D.C.